[BAKER BOTTS L.L.P. LETTERHEAD]

January 8, 2010

Via EDGAR and Overnight Mail

Mr. Dietrich King

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Texas Petrochemicals Inc.

Registration Statement on Form 10

Filed November 25, 2009

File No. 000-53534

Dear Mr. King:

On behalf of Texas Petrochemicals Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile dated December 23, 2009.

Please telephone the undersigned (713.229.1648) with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Charles W. Shaver

Ruth I. Dreessen

Christopher A. Artzer

Texas Petrochemicals Inc.

Melissa Rocha

Terence O’Brien

Andrew Schoeffler

Pamela Long

United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Texas Petrochemicals Inc.

DATE:	January 8, 2010

RE:	Registration Statement on Form 10 Filed November 25, 2009; File No. 000-53534 Response to SEC Comments dated December 23, 2009

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated December 23, 2009 relating to the above-referenced filing (the “Registration Statement”) of Texas Petrochemicals Inc. (the “Company”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

Cautionary Information Regarding Forward-Looking Statements, page 1

1.	Please delete the word “will” from the list of forward looking terminology, as it does not constitute forward-looking terminology, but rather provides assurances of future performance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 1.

Item 1. Business, page 1

2.

We note that throughout the business section you refer to your status within your industry by using descriptions like “a leading producer,” “second largest merchant producer” and “largest producer.” Please revise your disclosure as necessary to describe the measure or measures underlying these statements (e.g., by revenue or by volume).

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 2, 3, 7 and 16.

3.

We note your statements on page 2 concerning the correlations to “varying degrees” between your raw materials costs and product pricing, on the one hand, and market prices for petrochemicals on the other. Please revise your disclosure to explain what you

United States Securities and Exchange Commission

January 8, 2010

mean by “varying degrees.” To the extent it is feasible to do so, you may wish to quantify the degrees of variability or otherwise clarify the nature and extent of the correlations to which you refer.

Response: We have revised the Registration Statement to remove the disclosure regarding the correlation between raw materials costs and product pricing, on the one hand, and market prices for petrochemicals, on the other, focusing our discussion on the seasonality of the particular commodity price indices used in our contracts. Please see pages 2, 15, F-6, F-7 and F-27.

4.	We note your risk factor disclosure on page 15 concerning the seasonality of your C4 processing business. Please address this seasonality in your business disclosure.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 7.

Item 2. Financial Information, page 20

Management’s Discussion and Analysis of Financial Condition, page 21

Liquidity and Capital Resources, page 31

5.	In the sources and use of cash subsection on page 31, please expand your description of the material covenants that remain in your revolving credit facility.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 31.

6.	With regard to your long-term crude C4 feedstock purchase contracts, please address the following:

•

Please expand the discussion of liquidity in MD&A to provide an indication of the scope of your commitments under your long-term crude C4 feedstock purchase contracts. You have not included these commitments in your table of contractual obligations because the quantity is not fixed and not subject to a minimum but is based on a percentage of volume of crude C4 produced by a particular supplier. Consider what disclosure could be given to provide investors with an idea of the possible range or expected magnitude of the commitments under these contracts, as well as your maximum purchase commitment under these contracts.

Response: We have revised the Registration Statement to disclose the aggregate expenditures in fiscal 2009 under all such long-term purchase contracts, which we believe provides relevant information regarding possible future expenditures. Please see page 34. Additionally, please note that our existing disclosure specified the percentage of our crude C4 feedstocks

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January 8, 2010

purchased under these contracts in fiscal 2009, another relevant data point. See page 34. Our purchase commitments are not subject to any contractually-specified maximum or cap, though as a practical matter the commitments are limited by the production capacity of the supplier. We have added disclosure to this effect in the Registration Statement on page 34.

•

Additionally, quantify the impact, in MD&A, for each period presented, where sales prices declined on finished products during a period between purchasing the feedstocks and selling the product from those feedstocks and for instances when contracts are priced based on commodity indices not for the period in which the sale occurs but for a prior or subsequent time period. To the extent price volatility has resulted in the above situations, please revise MD&A to quantify the amount of sales contracts that have been affected, including margins, operations and liquidity and whether or not these pricing differences attributed to the LOCOM charges that were recorded during the period.

Response: Many of our supply contracts and sales contracts use matching commodity indices for determining pricing, which mitigates our exposure to volatility in commodity prices, and to the resulting fluctuations in our profit margin percentages, to varying degrees. This “index-based pricing” does not, however, prevent margin percentage fluctuations altogether—our margins, while relatively stable over time, can and do change. As stated in the Registration Statement, these changes can occur because the mitigating effects of index-based pricing are lessened if we do not purchase the feedstock and sell the finished product in the same period (a result of carrying inventory—we refer to this as the inventory effect), or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract (we refer to this as the index lag effect). Please see “Business—Supplier Purchase Agreements” on page 5 and “Risk Factors—Volatility in the petrochemicals industry may result in reduced operating margins or operating losses” on page 13.

The inventory effect and the index lag effect are not the only factors that could contribute to a change in profit margin percentages, however—in fact, they are only two of many potential factors. Other factors include the termination or expiration of existing supply or sales contracts, the inception of new supply or sales contracts, or changes in the total mix of feedstocks purchased and finished products sold. For example, the expiration of a sales contract with a margin of 10%, at a time when our average margin is 12%, will cause our average margin percentage to rise, regardless of index-based pricing.

In order to quantify the impact of the inventory effect and the index lag effect as requested in the Staff’s comment, we would need to isolate the effect of

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those two factors in order to create hypothetical revenue and raw material cost figures that assume those factors did not exist. As explained above, the inventory and index lag effects are just two of many factors, and all of the factors are interrelated—an expired sales contract, for example, may exacerbate the inventory effect by increasing the amount of unsold finished product on hand at the end of a period. For this reason, we do not believe it is possible to isolate and quantify just one or two of the factors contributing to margin percentage fluctuations without giving effect to the other factors.

We do not intend, of course, to give investors the impression that our margin percentages are fully protected by index-based pricing, as evidenced by our existing disclosure cited above. In furtherance of this and in response to the Staff’s comment, we have added disclosure in each period-to-period comparison in MD&A pointing out that our average sales prices and average raw material costs did not change in absolute lockstep, a fact that indicates a slight change in margin percentage. While it is not possible, as explained above, to quantify in isolation the portion of the margin change attributable to the inventory effect and the index lag effect, we state in the new disclosure the various factors (including the inventory and index lag effects) that could contribute to the change. Please see pages 24, 27 and 29. We believe these additions provide investors with clear, quantitative disclosure indicating that our profit margin percentages change despite the fact that our contracts include index-based pricing.

LOCOM charges occur in the rare circumstances when selling prices drop so quickly and precipitously that they fall below cost, and profit margins are negative. In this pricing environment, carrying inventory exposes our margins to commodity price volatility because the pricing indices used in our sales contracts may not preserve the carrying values of our inventories, which are linked to the underlying feedstock purchase prices. This is an example of the inventory effect described above. We have added disclosure noting the link between the inventory effect and our past LOCOM charges in the disclosure about those charges on pages 24 and 35. Note that separate quantitative data on the LOCOM charges is unnecessary because the circumstances that gave rise to the LOCOM charges are reflected in the new margin-related disclosure discussed in the preceding paragraph. Recording a LOCOM charge merely accelerates the recognition of a loss that would otherwise have been recorded when the inventory was sold at a price below the carrying value. Because the disclosure referred to above (comparing average sales prices to average raw material costs) reflects the actual final sales price, reference to the LOCOM charge, which is based on a forward-looking estimate of that final sales price, does not add to investors’ understanding.

United States Securities and Exchange Commission

January 8, 2010

•

You state on page 11 that your contracts with crude C4 suppliers obligate you to purchase a percentage of the output from a given facility as opposed to a fixed volume. Please expand your critical accounting policy for inventory, to discuss the controls surrounding the purchasing process. Specifically discuss how your suppliers communicate to you how much you will be required to purchase and whether or not they provide you with production schedules or anticipated volume for any particular period. Further disclose whether or not there have been any instances where the amount you actually purchased was significantly different from the volume estimates provided by the supplier and if so, the impact this difference had on inventory valuation, liquidity and cash flows.

Response: Inventories are reflected in our financial statements only once they are purchased and title and risk of loss are transferred; estimated future purchases of feedstocks do not affect the financial statements in any respect. Therefore the controls surrounding the purchasing process do not involve estimates and assumptions, or applications of judgment by management, that affect the accounting for inventory reflected in the balance sheet (unlike, for example, assessments of recoverability of the carrying cost of inventory), and thus we believe these controls are not appropriate for discussion in the critical accounting policy for inventory. For example, the production schedules and anticipated volumes communicated by our suppliers do not affect the inventory recorded, which includes only feedstocks that have been actually purchased and for which title and risk of loss have been transferred. Similarly, any differences in supplier volume estimates and the quantities actually purchased do not affect inventory valuation, since the earlier estimates did not impact the financial statements.

Volume estimates provided by suppliers can affect our budgeting and liquidity planning, as can a number of other factors including sales volumes, commodity prices, capital and credit markets, and general industry and economic conditions. Accordingly, in response to the Staff’s comment, we have added disclosure in “—Liquidity and Capital Resources—Sources and Uses of Cash” to describe the uncertainties involved in funding our liquidity requirements. Please see page 31.

Item 6. Executive Compensation, page 46

Compensation Discussion and Analysis, page 46

7.	Please revise your disclosure to discuss and analyze the bonuses paid to Messrs. Batiz and Crockett.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 52.

United States Securities and Exchange Commission

January 8, 2010

Elements of Compensation for Named Executive Officers, page 48

Base Salary, page 48

8.

Please revise your disclosure to provide more detail about the factors the committee considered in deciding to approve a salary increase for Mr. Batiz. In this regard, we note that Mr. Batiz was the only named executive officer to receive a salary increase.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 49.

ltem 15. Financial Statements and Exhibits, page 74

9.

We note that you do not appear to have publically filed all of the schedules, exhibits and annexes to Exhibit 4.1 (Term Loan Agreement) and Exhibit 4.2 (Revolving Credit Agreement). Please file complete versions of these agreements, including all of their schedules, exhibits and annexes, with your next amendment.

Response: We have refiled Exhibits 4.1 and 4.2 to include all schedules, exhibits and annexes.

Consolidated Financial Statements, page F-20

Note K—Commitments and Contingencies, page F-41

10.

You disclose that as a result of a January 2009 order signed with the TCEQ, you are obligated to undertake a five-year, $20 million spending program on projects designed to enhance environmental performance. Tell us and disclose how you plan to meet this obligation, your anticipated timing of spending for this program and the impact if any you expect it to have on operations and liquidity.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 9, F-14 and F-43.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.